Robert L. Katz
Senior Vice President, General Counsel and Secretary

August 19, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

RE:	Federal-Mogul Corporation
Form 10-K for the year ended December 31, 2008
Filed February 24, 2009
File No. 001-34029

Dear Ms. Cvrkel:

We are submitting this letter in response to the comment letter of the Staff of the Securities and Exchange Commission dated August 6, 2009 relating to Federal-Mogul Corporation’s (the “Company”) annual report on Form 10-K for the year ended December 31, 2008.   We have addressed your August 6, 2009 comment letter by reproducing each comment below and providing the Company’s response immediately following each comment.

Form 10-K for the year ended December 31, 2008

Management’s Discussion & Analysis

Results of Operations, page 40
-	Reporting Segment Results 2008 versus 2007, page 42

1.
We note that you discuss results of operations by segment in terms of sales and gross margin.  Please revise this section in future filings to discuss and analyze net sales and cost of sales (rather than margins) separately for each segment.  Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate.

Federal-Mogul Corporation · World Headquarters 26555 Northwestern Highway · Southfield, Michigan 48033
Tel. (248) 354-7700 · Fax (248) 354-8103

Response:

The Company will include discussion and analysis of cost of sales by segment in future filings.

2.
We note from your disclosures in Note 22 to the Financial Statements that management evaluates segment performance principally on an Operational EBITDA basis.  Please consider revising your MD&A section in future filings to include a discussion of the results of operations of each segment using this performance measure.  See Question 19 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.

Response:

The Company will include in the MD&A section a discussion of Operational EBITDA by segment in future filings.

Notes to the Financial Statements

General

3.
We note from your disclosure on page 21 of the Form 10-K that Mr. Carl C. Icahn, indirectly controls approximately 75% of the voting power of the Company’s capital stock and has the effective power to control the vote on substantially all significant matters without the approval of other stockholders.  In future filings, please revise the notes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares.  Refer to the requirements of paragraph 2 of SFAS 57.

Response:

The Company will specifically disclose the existence of this relationship in a separate note to the financial statements in future filings to meet the requirements noted in paragraphs 2 and 4 of FAS 57.

4.
We note from your disclosures in your Proxy Statement filed on Schedule 14A, that you have identified several related party transactions.  Please revise the notes to the financial statements in future filings to disclose the nature and terms of all material related party transactions.  See paragraph 2 of SFAS No. 57.

Response:

The Company confirms that, in connection with the preparation of its 2008 Form 10-K, it analyzed the nature and materiality of all related party transactions for disclosure in compliance with Paragraph 2 of FAS 57, including those disclosed in the Company's Proxy Statement, and the Company further confirms that it will continue to follow this guidance in its future financial reporting.

Note 3. Fresh-Start Reporting, page 74

5.
We note from your statements of operations that you recognized a $760.7 million gain on the discharge of liabilities for the year ended December 31, 2007.  Please explain to us and revise future filings to disclose how the gain was calculated or determined.  Your response and revised disclosure should show the nature and amount of consideration given in exchange for the discharge of the liabilities and the newly reorganized capital structure.

Response:

The Company will expand Note 3 “Fresh-Start Reporting” in future Form 10-K filings to include the calculation of the gain and the nature and amount of consideration given.  The expanded Note 3 is attached as Exhibit A, and includes the following specific disclosure describing this $760.7 million gain:

Extract from Exhibit A: expanded Note 3 “Fresh-Start Reporting” – explanatory note (a)

(a)
The material components of the settlement of liabilities subject to compromise were to record i) the discharge of liabilities subject to compromise; ii) payments and accruals required as part of the discharge of liabilities subject to compromise; iii) the transfer to the U.S. Asbestos Trust of collection rights under the asbestos insurance policies; iv) the notes receivable from the U.S. Asbestos Trust; v) the issuance of Successor Company common stock of $2,090.7 million; and vi) the resulting pre-tax gain on discharge of liabilities subject to compromise of $760.7 million less tax of $276.2 million for a net gain of $484.5 million.

Description	Debit	Credit	Balance Sheet Account
	(Millions of Dollars)
Gain on settlement of liabilities subject to compromise:
Discharge liabilities subject to compromise (“LSC”)	$5,464.0		Liabilities subject to compromise
Issue Successor Company common stock		$2,090.7	$1.0 in Common stock and $2,089.7 in APIC
Transfer asbestos insurance policies’ rights to U.S. Asbestos Trust		872.5	Asbestos-related insurance recoverable
Payments on LSC debt		1,639.8	Cash and cash equivalents
Temporary funding of U.S. Asbestos Trust		140.0	Cash and cash equivalents
Adequate protection payments to DIP lenders		132.3	Cash and cash equivalents
Notes receivable from U.S. Asbestos Trust	265.0		$225.0 in Prepaid expenses and other current assets and $40.0 in Other noncurrent assets
LSC accounts payable claims to be satisfied in cash		108.4	$67.4 in Accounts payable and $41.0 in Other accrued liabilities
Insurance carrier settlement	18.2		Other noncurrent assets
Other		2.8	Various
Pre-tax gain on discharge of LSC		760.7	Retained earnings
	$5,747.2	$5,747.2

6.
We note from the statements of operations that you recorded a $956 million gain on fresh-start accounting adjustments for the year ended December 31, 2007.  Please provide us details as to how that gain was calculated or determined.

Response:

The Company will expand Note 3 “Fresh-Start Reporting” in future Form 10-K filings to include details on the calculation of the fresh-start reporting gain.  The expanded Note 3 is attached as Exhibit A, and includes the following specific disclosure describing this $956.3 million gain on fresh-start reporting adjustments:

Extract from Exhibit A: expanded Note 3 “Fresh-Start Reporting” – contained within explanatory note (e)

Gain on Fresh-Start Reporting Adjustments
(Millions of Dollars)
Establishment of Successor Company’s goodwill	$1,544.0
Elimination of Predecessor Company’s goodwill	(1,037.3)
Establishment of Successor Company’s other intangible assets	618.0
Elimination of Predecessor Company’s other intangible assets	(422.2)
Debt fair value adjustment	163.0
Investment in non-consolidated affiliates fair value adjustment	147.8
Property, plant & equipment fair value adjustment	(131.1)
Elimination of capitalized supplies inventory (accounting policy change to expense as incurred)	(93.2)
Deferred tax adjustment	83.9
Elimination of inventory LIFO reserve (accounting policy change)	74.9
Inventory fair value adjustment	68.2
Minority interest fair value adjustment	(44.2)
Other	(15.5)
$956.3

7.
Please provide us with, and revise the notes to the reorganized consolidated balance sheet in future filings to include an allocation of the total reorganization value to the net assets of the business.  This allocation of reorganization value should clearly show how the amount of goodwill was calculated or determined.

Response:

The Company will expand Note 3 “Fresh-Start Reporting” in future Form 10-K filings to include the allocation of the total reorganization value to the net assets of the business.  The expanded Note 3 is attached as Exhibit A, and includes the following specific disclosure describing the allocation of the total reorganization value:

Extract from Exhibit A: expanded Note 3 “Fresh-Start Reporting” – explanatory note (e)

(e)
To eliminate the unamortized balance of indefinite-lived intangible assets of the Predecessor Company, adjust assets and liabilities to estimated fair value or other measurement as specified within FAS 141, record Successor Company indefinite-lived intangible assets, including reorganization value in excess of amounts allocated to identified tangible and intangible assets (Successor Company goodwill) and resulting gain on fresh-start reporting adjustments. Note that the “Successor As of 12/31/07” reflects the allocation of the reorganization value of equity to assets and liabilities immediately following emergence.

Allocation of Reorganization Value
(Millions of Dollars)
Reorganization value	$4,369.0
Less: debt at fair value	(2,635.4)
Plus: notes receivable from U.S. Asbestos Trust	265.0
Plus: excess cash	215.3
Less: LSC accounts payable claims to be satisfied in cash	(108.4)
Plus: Insurance carrier settlement	18.2
Reorganization value of equity (common stock of $2,090.7 and warrants of $33.0)	2,123.7
Plus: liabilities at fair value	5,742.6
Less: assets (excluding goodwill) at fair value	(6,322.3)
Reorganization value of assets in excess of amounts allocated to identified tangible and intangible assets (goodwill)	$1,544.0

8.
We note from the disclosure on page 75 that your reorganization value is $4,369 million and was based on financial projections using various valuation methods, including (1) a comparison of your project performance to the market values of comparable companies, (2) a review and analysis of several recent transactions of companies in similar industries and (3) a calculation of the present value of future cash flows based on your projections.  With regard to your determination of reorganization value, please tell us and revise the notes to your financial statements to include disclosure of the following matters:

•
the significant assumptions used in your discounted cash flow analysis including expected changes in cash flows from those indicated by your current operations, number of years for which cash flows were projected, discount rates and other significant assumptions used in your analysis, including how any terminal value was calculated or determined.  Refer to the disclosure requirements outlined in paragraph 39 of SOP 90-7.

•
the results of the valuation based on multiples of peer group companies and a discussion of how the results of this analysis were combined or blended with the results of the discounted cash flow analysis to arrive at the total enterprise value of $4,369 million.

We may have further comment upon receipt of your response and our review of your revised disclosures.

Response:

The Company will expand Note 3 “Fresh-Start Reporting” in future Form 10-K filings to include disclosure describing the determination of reorganization value.  The expanded Note 3 is attached as Exhibit A, and includes the following specific disclosure describing the determination of reorganization value:

Extract from Exhibit A: expanded Note 3 “Fresh-Start Reporting”

The Bankruptcy Court confirmed the Plan based upon a reorganization value of the Company between $4,369 million and $4,715 million, which was estimated using various valuation methods, including (i) a comparison of the Company and its projected performance to the market values of comparable companies (supporting a value between $3.6 billion and $4.0 billion); (ii) a review and analysis of several recent transactions of companies in similar industries to the Company (supporting a value between $4.9 billion and $5.3 billion); and (iii) a calculation of the present value of the future cash flows (“discounted cash flow” or “DCF”) of the Company under its projections (supporting a reorganization value between $4.4 billion and $4.7 billion). These three valuation methods were weighted 35%, 15% and 50%, respectively, in arriving at the final range of reorganization value accepted by the Plan Proponents and Bankruptcy Court.

The basis for the DCF valuation was the projections published in the Plan. These three-year estimates included projected changes associated with the Company’s reorganization initiatives, anticipated changes in general market conditions, including variations in market regions and known new business gains and losses, as well as other factors considered by Company’s management. The discount rate utilized in the DCF valuation was 12.5%. This rate was determined based on a weighted cost of capital analysis. The terminal value was calculated by utilizing EBITDA multiples ranging from 5.8x to 6.3x. This range of multiples was determined taking into account the results of the analyses performed in the other two valuation methods.

Based upon a reevaluation of relevant factors used in determining the range of reorganization value and updated expected cash flow projections, the Company concluded that $4,369.0 million should be used for fresh-start reporting purposes as it most closely approximated fair value.  This amount was adjusted for cash in excess of normal working requirements and emergence-related actions to be received or paid prior to the effective date of emergence from bankruptcy.  After deducting the fair value of debt, this resulted in a post-emergence equity value of $2,123.7 million.

Footnote (a)

9.
We note that footnote (a) reflects adjustments to several assets and liabilities for reasons such as the discharge of liabilities subject to compromise, payments and accruals required as part of the discharge of liabilities, transfer to US Asbestos Trust of collection rights, current portion of note receivable from US Asbestos Trust, etc.  Please describe for us in greater detail, and revise your disclosure in future filings to include the journal entries along with the purpose for each material adjustment.  For example, please tell us the amounts and related line items that were adjusted for the payments and accruals required as part of the discharge of liabilities subject to compromise.  Refer to the illustrative notes in paragraph B-4 of SOP 90-7.

Response:

The Company will expand Note 3 “Fresh-Start Reporting” in future Form 10-K filings to include this detail.  The expanded Note 3 is attached as Exhibit A, footnote (a).

10.
Please explain to us how the adjustments to the additional paid-in capital of $2,070.6 million for settlement of liabilities subject to compromise and ($2,151.4) million for fresh-start accounting were determined.  Your response should provide the nature of each component of the adjustments.

Response:

The Company will expand Note 3 “Fresh Start Reporting” in future Form 10-K filings to include this detail.  The expanded note is attached as Exhibit A.

The $2,070.6 million adjustment to additional paid-in capital (“APIC”) for settlement of liabilities subject to compromise is comprised of $2,089.7 million issuance of Successor Company common stock less the $(19.1) million reclassification of the stock options expensed prior to emergence from equity into a long-term liability.

The $(2,151.4) million fresh-start reporting adjustment is the elimination of the Predecessor Company APIC to appropriately state the Successor Company APIC to a reorganization value of equity of $2,122.7 million. The ending Successor Company APIC balance as of December 31, 2007 is comprised of $2,089.7 million of newly issued Successor Company common stock and $33.0 million of warrants issued to Predecessor Company stockholders.

Note 4.  Restructuring, page 77

11.
We note that you have restructuring activities related to the closure of facilities and relocation of production, consolidation of administrative functions and standardization of manufacturing processes.  In addition to disclosing the amounts by reportable segment, please revise future filings to disclose for each major type of cost associated with the activity (for example, one-time termination benefits, contract termination costs, and other associated costs):

•	The total amount expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date
•
A reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) therefore.

                See paragraph 20(d) of SFAS No. 146.

Response:

The Company will provide such disclosure for each major type of restructuring activity cost in future filings.

Note 10.  Goodwill and Other Intangible Assets, page 88

12.
We note from your disclosure in Note 10 that the customer relationships intangible assets have been assigned useful lives between 1 and 16 years.  Please tell us why you believe that 16 years is an appropriate useful life for customer relationships given the deterioration in the US Automotive industry and numerous U.S. suppliers that have filed for bankruptcy in the recent past.  Also, as part of your response, please provide us with the aggregate weighted average useful life of your customer relationship intangible assets and tell us how much of the intangible asset is assigned a 16 year useful life.

Response:

The Company’s customers generally fall into two channels, original equipment manufacturers (“OEM” or “OEMs”) and Aftermarket (“AM”). Of the customer relationship intangible assets at December 31, 2008, $457 million of the gross value was assigned to AM customers, with a weighted average useful life of 14.4 years and a range of 14 to 16 years, and $63 million of the gross value was assigned to OEM customers with a weighted average useful life of 4.0 years and a range of 1 to 8 years.  The weighted average useful lives of these two groups combined is 13.3 years, which is much longer than the weighted average useful life of the OEM customers due to the long life attributed to the AM customers.

Although there has been a significant deterioration in the US Automotive industry, the impact on the AM has been much less severe than the impact on the OEMs.  Moreover, the reduction in the demand for new vehicles has to some extent increased the demand for replacement parts supplied through the AM as the existing population of vehicles in use and on the roads ages and creates the need for increased spending on essential maintenance.  Therefore, the Company believes that the useful lives assigned to its AM customers have not been adversely impacted by the industry downturn.

The useful lives assigned to the OEM customers were set with regard to the historic tendency of OEMs to renegotiate and re-source production to gain cost savings – an ability which varies by product, technology, life-cycle, etc.  The OEM customers were further stratified into those assigned a one-year life, with a gross value of $27 million, and those assigned lives between 3 and 8 years, with a gross value of $36 million and a weighted average useful life of 6.3 years. Although the industry downturn was not specifically contemplated in assigning these lives, their relatively short length already takes into account the minimal guarantee of any long-term supply arrangements.  As a result, the Company believes that the useful lives assigned to the OEM customers were not materially impacted by the industry downturn.

As of December 31, 2008, the net book value of OEM customer intangibles was reduced to $29 million given that the group of customer intangibles with a one-year life was fully amortized by that date.  The net book value of AM customer intangibles was $426 million at December 31, 2008.  In accordance with FAS 144, these intangible assets were assessed for impairment at December 31, 2008 and no impairment was deemed necessary.

13.
Please provide us details of, and revise future filings to provide a reconciliation of the changes in the balance of goodwill from December 31, 2007 to December 31, 2008.  Your response and revised disclosure should show separate amounts related to impairment, foreign exchange rate changes, revised valuations from fresh-start accounting, etc.  Refer to paragraph 45(c) of SFAS No. 142.

Response:

The Company will revise future filings to provide a reconciliation of changes in goodwill.  A summary of the changes in goodwill and other intangible assets for the year ended December 31, 2008 is shown below:

	Goodwill	Other Indefinite- Lived Intangibles	Definite- Lived Intangibles (Gross)
	(Millions of Dollars)

Balance at January 1, 2008	$1,544.0	$308.0	$310.0

Fresh-start valuation adjustments:
Other intangible assets	(500.2)	176.0	324.2
Deferred taxes.	274.9
Property, plant & equipment.	44.6
Minority interest	(44.2)
Pensions	(17.1)
Investments in non-consolidated affiliates	13.4
Other	(0.3)
	(228.9)	176.0	324.2

Acquisition of FMBIL	—	—	5.4

Impairment	(238.7)	(130.0)	—

Balance at December 31, 2008	$1,076.4	$354.0	$639.6

Note 19.  Capital Stock, page 105

14.
We note your disclosure that on February 25, 2008 Thornwood Associates Limited Partnership exercised the two options held by it to purchase all of the shares of Class B Common Stock from the US Asbestos Trust for aggregate consideration of $900 million and the shares of Class B Common Stock automatically converted into shares of Class A Common Stock.  Please explain to us whether there was any accounting effect on the books of the company in regard to this stock option exercise.  As part of your response please tell us how the cash consideration paid to the Asbestos Trust was accounted for by the Company.

Response:

Thornwood Associates LP (“Thornwood”) is a limited partnership beneficially owned indirectly by Carl C. Icahn, and is otherwise unrelated to the Company.  Disclosure regarding the two options was included in Note 19 to more fully explain the automatic conversion of all of the Company’s issued and outstanding shares of Class B Common Stock into Class A Common Stock following the exercise of such options.  Pursuant to the Plan of Reorganization, the Asbestos Trust granted to Thornwood the two options to purchase shares of Class B Common Stock that had been issued to the Asbestos Trust under the Plan of Reorganization.  The two options were not granted by the Company, and Company funds were not used to pay the consideration for the option exercise price, which consideration was paid for by Thornwood.  In other words, this was not a transaction of the Company, and as a result there was no accounting required.

Note 20.  Stock-Based Compensation, page 106

15.
We note your disclosure that in February 2008 you amended and then cancelled the Initial CEO Stock Option Agreement and entered into a New CEO Stock Option Agreement.  Please tell us if any expense was recognized for the new stock options under SFAS No. 123R at the time of the new agreement.  Also, please tell us how the issuance of these new options resulted in $16 million in income that was recognized during 2008.

Response:

Upon emergence from chapter 11, the Company issued a stock option award to Mr. Alapont that was accounted for as a liability award because the award provides for net cash settlement at the option of Mr. Alapont.  The fair value of the award at emergence was $33.7 million, of which $19.1 million was recognized as a liability as the vested portion of the award.

In February 2008, the original award was amended and cancelled and a new award was immediately issued.  Since the terms of the February 15, 2008 award were identical to the original award and the fair values of the two awards were the same, there was no impact on compensation expense.  The Company accounted for the amendment, cancellation and subsequent issuance as a modification of a liability award.  As described in FAS 123(R) Footnote 26 “A modification of a liability award also is accounted for as the exchange of the original award for a new award.  However, because liability awards are remeasured at their fair value at each reporting date, no special guidance is necessary in accounting for a modification of a liability award that remains a liability after the modification.”  The February 15, 2008 stock option award was, and continues to be, remeasured at each reporting date with adjustments to cumulative compensation expense based on the changes in fair value of the vested portion of the award.

The $16 million in income recognized during 2008 was due to the decrease in the fair value of the stock options from the December 31, 2007 valuation to the December 31, 2008 valuation.  This decrease resulted from the substantial drop in the value of the Company’s Common Stock (the per share reorganization value of the Company’s Common Stock on December 27, 2007 was approximately $20.90 whereas the closing price of the Company’s Common Stock on Nasdaq on December 31, 2008 was $4.23 per share) offset by increased volatility and lower risk free interest rate assumptions, all changes resulting from the market events of 2008.

*  *  *  *  *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing matters, please contact the undersigned.

Sincerely,

/s/ Robert L. Katz
Robert L. Katz
Senior Vice President, General Counsel
and Secretary

Exhibit A to Letter dated August 19, 2009 from
Federal-Mogul Corporation to Division of Corporation Finance

3.  FRESH-START REPORTING

The Predecessor Company’s emergence from the Chapter 11 Cases resulted in a new reporting entity for accounting purposes and the adoption of fresh-start reporting in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”). Since the reorganization value of the assets of the Successor Company immediately before the date of confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims, and the holders of the Predecessor Company’s voting shares immediately before confirmation of the Plan received less than 50 percent of the voting shares of the emerging entity, the Successor Company adopted fresh-start reporting.

Following confirmation of the Plan by the Bankruptcy Court on November 8, 2007 and the affirmance of that confirmation by the District Court on November 14, 2007, the Plan required a number of conditions precedent to be satisfied prior to it becoming effective. These conditions included, but were not limited to: (i) the establishment of the U.S. Asbestos Trust and the transfer of the Class B Common Stock and certain additional assets thereto, (ii) the entry by all parties into the documents governing the U.S. Asbestos Trust and numerous other corporate-related documents, (iii) the District Court order confirming the Plan becoming a final, non-appealable order, and (iv) the closing of the Company’s post-bankruptcy secured credit facilities. Under the terms of the Plan, the Plan could not become effective without such conditions being satisfied or waived. The first date on which all of the conditions precedent set forth in the Plan were satisfied was December 27, 2007, which corresponds with the Effective Date of the Plan. As such, the Company was required to adopt fresh-start reporting as of December 27, 2007.

The Company analyzed the transactions that occurred during the four-day period from December 28, 2007 through December 31, 2007, and concluded that such transactions were not material individually or in the aggregate as they represented approximately 1% of total revenues; gross margin; selling, general and administrative expenses; and income before taxes. As such, the Company used December 31, 2007 as the date for adopting fresh-start reporting in order to coincide with the Company’s normal financial closing for the month of December. Upon adoption of fresh-start reporting, the recorded amounts of assets and liabilities were adjusted to reflect their estimated fair values. Accordingly, the reported historical financial statements of the Predecessor Company prior to the adoption of fresh-start reporting for periods ended prior to December 31, 2007 are not comparable to those of the Successor Company.

The Bankruptcy Court confirmed the Plan based upon a reorganization value of the Company between $4,369 million and $4,715 million, which was estimated using various valuation methods, including (i) a comparison of the Company and its projected performance to the market values of comparable companies (supporting a value between $3.6 billion and $4.0 billion); (ii) a review and analysis of several recent transactions of companies in similar industries to the Company (supporting a value between $4.9 billion and $5.3 billion); and (iii) a calculation of the present value of the future cash flows (“discounted cash flow” or “DCF”) of the Company under its projections (supporting a value between $4.4 billion and $4.7 billion). These three valuation methods were weighted 35%, 15% and 50%, respectively, in arriving at the final range of reorganization value accepted by the Plan Proponents and Bankruptcy Court.

The basis for the DCF valuation was the projections published in the Plan. These three-year estimates included projected changes associated with the Company’s reorganization initiatives, anticipated changes in general market conditions, including variations in market regions and known new business gains and losses, as well as other factors considered by Company’s management. The discount rate utilized in the DCF valuation was 12.5%. This rate was determined based on a weighted cost of capital analysis. The terminal value was calculated by utilizing EBITDA multiples ranging from 5.8x to 6.3x. This range of multiples was determined taking into account the results of the analyses performed in the other two valuation methods.

Based upon a reevaluation of relevant factors used in determining the range of reorganization value and updated expected cash flow projections, the Company concluded that $4,369.0 million should be used for fresh-start reporting purposes as it most closely approximated fair value. This amount was adjusted for cash in excess of normal working requirements and emergence-related actions to be received or paid prior to the effective date of emergence from bankruptcy. After deducting the fair value of debt, this resulted in a post-emergence equity value of $2,123.7 million.

In accordance with fresh-start reporting, the Company’s reorganization value has been allocated to existing assets using the measurement guidance provided in SFAS 141. In addition, liabilities, other than deferred taxes, have been recorded at the present value of amounts estimated to be paid. Finally, the Predecessor Company’s accumulated deficit has been eliminated, and the Company’s new debt and equity have been recorded in accordance with the Plan. Deferred taxes have been determined in conformity with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). The excess of reorganization value over the value of net tangible and identifiable intangible assets and liabilities has been recorded as goodwill in the accompanying Consolidated Statement of Financial Position.

Estimates of fair value represent the Company’s best estimates, which are based on industry data and trends and by reference to relevant market rates and transactions, and discounted cash flow valuation methods, among other factors. The foregoing estimates and assumptions are inherently subject to significant uncertainties and contingencies beyond the reasonable control of the Company. Accordingly, there can be no assurance that the estimates, assumptions, and amounts reflected in the valuations will be realized, and actual results could vary materially. In accordance with SOP 90-7, the Company was required to adopt, on December 31, 2007, all accounting guidance scheduled to become effective within the subsequent twelve-month period (see Note 7).

2

The implementation of the Plan of Reorganization and the effects of the consummation of the transactions contemplated therein, which included settlement of various liabilities, issuance of certain securities, incurrence of new indebtedness, repayment of old indebtedness, and other cash payments and the adoption of fresh-start reporting in the Company’s Consolidated Balance Sheet are as follows:

	Predecessor As of 12/31/07	Settlement of Liabilities Subject To Compromise		Fresh-Start Adjustments		Successor As of 12/31/07
Assets	(Millions of Dollars)
Current assets:
Cash and cash equivalents	$445.8	$(20.4)	(a,f)	$—		$425.4
Accounts receivables, net	1,095.9	—		—		1,095.9
Inventories, net	931.2	—		143.1	(e)	1,074.3
Prepaid expenses and other current assets	324.3	252.2	(a)	(50.1)	(e)	526.4
Total Current Assets	2,797.2	231.8		93.0		3,122.0

Property, plant and equipment, net	2,192.9	—		(131.1)	(e)	2,061.8
Goodwill	1,037.3	—		506.7	(e)	1,544.0
Other indefinite-lived intangible assets	168.8	—		139.2	(e)	308.0
Definite-lived intangible assets, net	253.4	—		56.6	(e)	310.0
Asbestos-related insurance recoverable	872.5	(872.5)	(a)	—		—
Other noncurrent assets	270.7	8.7	(a,b)	241.1	(e)	520.5

Total Assets	$7,592.8	$(632.0)		$905.5		$7,866.3

Liabilities and Shareholders’ Equity (Deficit)
Current Liabilities:
Short-term debt, including current portion of long-term debt	$869.0	$(751.2)	(f)	—		117.8
Accounts payable	659.2	67.4	(a)	—		726.6
Accrued liabilities	475.4	(1.6)	(a)	22.2	(e)	496.0
Current portion of postemployment benefit liability	61.2	—		—		61.2
Other current liabilities	159.5	(3.6)	(a)	11.4	(e)	167.3
Total Current Liabilities	2,224.3	(689.0)		33.6		1,568.9

Liabilities subject to compromise	5,464.0	(5,464.0)	(a)	—		—
Long-term debt	20.6	2,660.0	(f)	(163.0)	(e)	2,517.6
Postemployment benefits	948.0	(11.1)	(a)	—		936.9
Long-term portion of deferred income taxes	107.0	190.0	(a)	34.4	(e)	331.4
Other accrued liabilities	171.0	129.3	(a,d)	—		300.3
Minority interest in consolidated subsidiaries	43.3	—		44.2	(e)	87.5

Shareholders’ Equity (Deficit):
Series C ESOP preferred stock	28.0	—		(28.0)	(c)	—
Predecessor Company Common stock	449.3	—		(449.3)	(c)	—
Successor Company Common stock	—	1.0	(a)	—		1.0
Additional paid-in capital	2,203.5	2,070.6	(a,d)	(2,151.4)	(c)	2,122.7
Accumulated deficit	(4,194.0)	484.5	(a)	3,709.5	(c)	—
Accumulated other comprehensive income (loss)	127.8	(3.3)	(a)	(124.5)	(c)	—
Total Shareholders’ Equity (Deficit)	(1,385.4)	2,552.8		956.3	(e)	2,123.7

Total Liabilities and Shareholders’ Equity (Deficit)	$7,592.8	$(632.0)		$905.5		$7,866.3

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(a)
The material components of the settlement of liabilities subject to compromise were to record i) the discharge of liabilities subject to compromise; ii) payments and accruals required as part of the discharge of liabilities subject to compromise; iii) the transfer to the U.S. Asbestos Trust of collection rights under the asbestos insurance policies; iv) the notes receivable from the U.S. Asbestos Trust; v) the issuance of Successor Company common stock of $2,090.7 million; and vi) the resulting pre-tax gain on discharge of liabilities subject to compromise of $760.7 million less tax of $276.2 million for a net gain of $484.5 million.

Description	Debit	Credit	Balance Sheet Account
	(Millions of Dollars)
Gain on settlement of liabilities subject to compromise:
Discharge liabilities subject to compromise (“LSC”)	$5,464.0		Liabilities subject to compromise
Issue Successor Company common stock		$2,090.7	$1.0 in Common stock and $2,089.7 in APIC
Transfer asbestos insurance policies’ rights to U.S. Asbestos Trust		872.5	Asbestos-related insurance recoverable
Payments on LSC debt		1,639.8	Cash and cash equivalents
Temporary funding of U.S. Asbestos Trust		140.0	Cash and cash equivalents
Adequate protection payments to DIP lenders		132.3	Cash and cash equivalents
Notes receivable from U.S. Asbestos Trust	265.0		$225.0 in Prepaid expenses and other current assets and $40.0 in Other noncurrent assets
LSC accounts payable claims to be satisfied in cash		108.4	$67.4 in Accounts payable and $41.0 in Other accrued liabilities
Insurance carrier settlement	18.2		Other noncurrent assets
Other		2.8	Various
Pre-tax gain on discharge of LSC		760.7	Retained earnings
	$5,747.2	$5,747.2

Tax associated with gain on settlement of liabilities subject to compromise:
Tax associated with gain on discharge of LSC	$276.2		Retained earnings
Noncurrent deferred tax liability		$190.0	Long-term portion of deferred income taxes
Noncurrent deferred tax liability		68.1	Other accrued liabilities
Noncurrent deferred tax asset		48.9	Other noncurrent assets
Current deferred tax asset	25.6		Prepaid expenses and other current assets
Current deferred tax liability	3.6		Other current liabilities
Current deferred tax liability	1.6		Accrued liabilities
	$307.0	$307.0

(b)
To record the non-current portion of the $125 million loan note. Upon repayment of this note in January 2008, $40 million must be held in escrow pursuant to the Plan and will be available for the Company’s use upon termination of the escrow requirement expected at some point beyond 2008. This adjustment also includes the $15 million long-term portion of a settlement with one insurance carrier to reimburse the Company for pre-petition claims paid by the Predecessor Company.

(c)
To record the i) gain on fresh-start reporting adjustments; ii) cancellation of Predecessor Company Common Stock; iii) close out of remaining equity balances of the Predecessor in accordance with fresh-start reporting; and iv) the cancellation of Predecessor Company Series C ESOP Preferred stock. The $(2,151.4) million fresh-start reporting adjustment is the elimination of the Predecessor Company additional paid-in-capital (“APIC”) to appropriately state the Successor Company APIC to a reorganization value of equity of $2,122.7 million ($2,089.7 million of newly issued Successor Company common stock and $33.0 million of warrants issued to Predecessor Company stockholders).

(d)
Adjustment includes the reclassification of $19.1 million from equity into a long-term liability related to the grant of stock options to José Maria Alapont as further discussed in Note 20 to the Consolidated Financial Statements.

(e)
To eliminate the unamortized balance of indefinite-lived intangible assets of the Predecessor Company, adjust assets and liabilities to estimated fair value or other measurement as specified within FAS 141, record Successor Company indefinite-lived intangible assets, including reorganization value in excess of amounts allocated to identified tangible and intangible assets (Successor Company goodwill) and resulting gain on fresh-start reporting adjustments. Note that the “Successor As of 12/31/07” reflects the allocation of the reorganization value of equity to assets and liabilities immediately following emergence.

Allocation of Reorganization Value
(Millions of Dollars)
Reorganization value	$4,369.0
Less: debt at fair value	(2,635.4)
Plus: notes receivable from U.S. Asbestos Trust	265.0
Plus: excess cash	215.3
Less: LSC accounts payable claims to be satisfied in cash	(108.4)
Plus: Insurance carrier settlement	18.2
Reorganization value of equity (common stock of $2,090.7 and warrants of $33.0)	2,123.7
Plus: liabilities at fair value	5,742.6
Less: assets (excluding goodwill) at fair value	(6,322.3)
Reorganization value of assets in excess of amounts allocated to identified tangible and intangible assets (goodwill)	$1,544.0

4

Gain on Fresh-Start Reporting Adjustments
(Millions of Dollars)
Establishment of Successor Company’s goodwill	$1,544.0
Elimination of Predecessor Company’s goodwill	(1,037.3)
Establishment of Successor Company’s other intangible assets	618.0
Elimination of Predecessor Company’s other intangible assets	(422.2)
Debt fair value adjustment	163.0
Investment in non-consolidated affiliates fair value adjustment	147.8
Property, plant & equipment fair value adjustment	(131.1)
Elimination of capitalized supplies inventory (accounting policy change to expense as incurred)	(93.2)
Deferred tax adjustment	83.9
Elimination of inventory LIFO reserve (accounting policy change)	74.9
Inventory fair value adjustment	68.2
Minority interest fair value adjustment	(44.2)
Other	(15.5)
$956.3

(f)	To record the elimination of debtor-in-possession financing and the issuance of various Successor Company debt instruments required to implement the Plan.

In accordance with SFAS 141, the preliminary allocation of the reorganization value completed as of December 31, 2007 was subject to additional adjustment within one year after emergence from bankruptcy to provide the Company with adequate time to complete the valuation of its assets and liabilities. During 2008, subsequent adjustments to fair value estimates initially recorded as of December 31, 2007 were recorded as follows:

•	Valuation reports associated with long-lived tangible and intangible assets were completed, resulting in adjustments to the recorded values of long-lived tangible and intangible assets;

•	Valuations associated with the Company’s investments in non-consolidated affiliates were completed, resulting in adjustments to the recorded investment values; and

•	Adjustments to deferred tax assets and liabilities were finalized based upon the completed valuations and related adjustments above.

Liabilities Subject To Compromise

Liabilities subject to compromise include the following:

December 31 2007
(Millions of Dollars)
Debt	$3,727.0
Asbestos liabilities	1,389.3
Accounts payable	175.5
Company-obligated mandatorily redeemable securities	74.3
Interest payable	44.1
Environmental liabilities	27.0
Other accrued liabilities	26.8
Predecessor Company Balance	5,464.0
Application of fresh-start reporting	(5,464.0)
Successor Company Balance	$—

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